Exhibit 99.1

Brookfield Renewable Energy Partners L.P.

News Release

Investors, analysts and other interested parties can access Brookfield Renewable’s 2014 third quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2014 third quarter results conference call can be accessed via webcast on November 4, 2014 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until December 4, 2014.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE REPORTS THIRD QUARTER RESULTS
Nears completion of 137 MW of Irish wind developments and starts construction of 25 MW hydro project in Brazil

HAMILTON, Bermuda, November 4, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced financial results for the three and nine months ended September 30, 2014.

“Our full-year results continue to track annual plans and are supported by a strong first half in which results exceeded expectations,” said Richard Legault, President and Chief Executive Officer of Brookfield Renewable. “We are executing on our growth strategy and remain very well positioned to capture market volatility and price increases as the winter months approach in North America. We also continue to make great strides in advancing our development pipeline and recently began construction of a 25 MW hydro facility in Brazil, where our prospects for continued growth remain very strong.”

Financial Results

Unaudited
US$ millions	Three months ended		Nine months ended
(except per unit or otherwise noted)	September 30		September 30
	2014	2013	2014	2013
Generation (GWh)
- Total	4,383	5,154	16,709	16,954
- Brookfield Renewable's share	3,418	4,415	13,474	14,452
Revenues	$342	$392	$1,296	$1,313
Adjusted EBITDA(1)	$223	$260	$943	$936
Funds from operations (FFO)(1)	$61	$108	$444	$457
FFO per unit(1)(2)	$0.22	$0.41	$1.65	$1.72
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review for the three and nine months ended September 30, 2014”.
(2)
For the three and nine months ended September 30, 2014 weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.6 million and 269.5 million, respectively (2013: 265.3 million and 265.2 million, respectively).

Review of Operations

For the third quarter, adjusted EBITDA was $223 million as compared to $260 million in Q3 2013. Funds from operations (FFO) decreased to $61 million or $0.22 per unit as compared with $108 million or $0.41 per unit in the prior year which benefited from generation above the long-term average (LTA). The contribution from growth in the portfolio was offset by lower generation from existing facilities. Average realized price of $78/MWh was slightly higher than the $76/MWh realized in Q3 of the prior year and consistent with the largely contracted nature of the portfolio.

Total generation for the three months ended September 30, 2014 was 4,383 GWh, lower than LTA of 5,065 GWh and a decrease of 771 GWh as compared to Q3 2013 in which generation exceeded LTA.

The hydroelectric portfolio generated 3,803 GWh, lower than LTA of 4,280 GWh and a decrease of 736 GWh from the prior year. Recently acquired and commissioned facilities contributed 126 GWh. The year-over-year variance from existing facilities reflects the return to more normal generation levels in the United States following very strong hydrological conditions in the prior year, as well as generation levels that were below LTA in Canada in the current quarter. In Brazil, year-to-date generation is largely consistent with assured levels, however the in-quarter variance reflects our strategy of shifting generation into the first quarter of 2014 from the third quarter to take advantage of more favorable pricing.

Generation from the wind portfolio of 566 GWh was 125 GWh higher compared to the prior year. Our recent acquisition of the wind portfolio in Ireland contributed 174 GWh, partly offsetting the lower than average wind conditions across the rest of the wind portfolio.

For the first nine months of 2014, total generation was 16,709 GWh or 245 GWh lower than the same period in 2013 in which generation was above LTA. Adjusted EBITDA of $943 million exceeded the prior year by $7 million while funds from operations was $444 million ($1.65 per unit) versus $457 million ($1.72 per unit) for the same period in 2013.

The table below summarizes generation by segment and region:
	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended September 30	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	2,183	2,353	2,160	23	(170)
Canada	987	1,292	1,233	(246)	(305)
Brazil	633	894	887	(254)	(261)
	3,803	4,539	4,280	(477)	(736)
Wind Energy
United States	240	295	341	(101)	(55)
Canada	152	146	238	(86)	6
Europe	174	-	160	14	174
	566	441	739	(173)	125
Other	14	174	46	(32)	(160)
Total generation (2)	4,383	5,154	5,065	(682)	(771)
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)	Includes 100% of generation from equity-accounted investments.

Recent Highlights

●
In Ireland, three wind projects totalling 137 MW are under construction and proceeding on scope, schedule and budget. The 88 MW Knockacummer project is nearing completion with all 35 turbines in operation and generating revenue. Completion of the 37 MW Killhills and 12 MW Glentane 2 projects are expected by year-end and July 2015, respectively.

●
Brookfield Renewable has begun construction of the 25 MW Serra dos Cavalinhos I hydro project in Rio Grande do Sul, Brazil. The project represents an estimated capital investment of R$210 million and is expected to be completed by the end of 2016.

●
During the quarter, Brookfield Renewable raised its distribution growth target to 5% - 9% annually (previously 3% - 5%), reflecting cash flow growth potential from rising energy prices, development projects with premium return potential, and inflation-linked pricing for contracted assets.

●
Brookfield Renewable, with its institutional partners, completed the purchase of the remaining 67% interest in the 417 MW Safe Harbor hydroelectric facility on the Susquehanna River in Pennsylvania, following the acquisition of the initial 33% stake in the first quarter of 2014. The facility generates an average of 1,100 GWh annually, possesses storage capabilities supporting daily peaking and is one of the largest conventional hydroelectric facilities in the PJM market.

●
Recently completed financings include the extension of a $1.3 billion revolving credit facility to June 2019, a $480 million financing of the Safe Harbor hydro acquisition, and a €160 million term financing of the Irish wind portfolio. Liquidity at the date of this news release is approximately $1.1 billion, providing the financial resources and flexibility to fund ongoing growth initiatives.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.3875 per limited partnership unit, payable on December 31, 2014 to unitholders of record as at the close of business on November 28, 2014. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60% to 70% of FFO and which increases on average by 5% to 9% annually.

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared.

Distribution Currency Option

The quarterly distributions payable on limited partnership units of Brookfield Renewable Energy Partners are declared in U.S. dollars. Registered and beneficial shareholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent. Unless they request the Canadian dollar equivalent, shareholders will continue to receive distributions in U.S. dollars (which may be converted for them by the broker or other intermediary, as may currently be the case). The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended September 30, 2014 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; exposure to additional costs  as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Brazilian and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to November 4, 2014, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This news release contains references to adjusted EBITDA, funds from operations and adjusted funds from operations, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither  adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.
_________________________________________________

GENERATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014
The table below summarizes generation by segment and region:
	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the nine months ended September 30	2014	2013	2014	LTA	Prior Year
Hydroelectric generation
United States	7,859	7,856	7,989	(130)	3
Canada	3,856	4,093	3,914	(58)	(237)
Brazil	2,576	2,733	2,714	(138)	(157)
	14,291	14,682	14,617	(326)	(391)
Wind Energy
United States	940	970	1,120	(180)	(30)
Canada	731	747	854	(123)	(16)
Europe(2)	592	-	591	1	592
	2,263	1,717	2,565	(302)	546
Other	155	555	344	(189)	(400)
Total generation(3)	16,709	16,954	17,526	(817)	(245)
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)	Includes 100% of generation from equity-accounted investments.

FINANCIAL REVIEW FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014
The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and a reconciliation to net income for the three and nine months ended September 30, 2014:
	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Revenues	$342	$392	$1,296	$1,313
Other income	3	1	8	5
Share of cash earnings from equity-accounted investments	10	7	25	19
Direct operating costs	(132)	(140)	(386)	(401)
Adjusted EBITDA(1)	223	260	943	936
Fixed earnings adjustment(2)	-	-	11	-
Interest expense - borrowings	(106)	(105)	(309)	(313)
Management service costs	(14)	(9)	(38)	(32)
Current income tax expense	(5)	(4)	(19)	(15)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)	(29)	(27)
Participating non-controlling interests - in operating
subsidiaries	(27)	(24)	(115)	(92)
Funds from operations(1)	61	108	444	457
Less: sustaining capital expenditures(3)	(15)	(14)	(43)	(42)
Adjusted funds from operations(1)	46	94	401	415
Add: cash portion of non-controlling interests	37	34	144	119
Add: sustaining capital expenditures	15	14	43	42
Less: fixed earnings adjustment	-	-	(11)	-
Other items:
Depreciation	(145)	(133)	(400)	(398)
Unrealized financial instruments gain	9	11	5	30
Share of non-cash loss from equity-accounted investments	(3)	(4)	(15)	(10)
Deferred income tax recovery (expense)	27	10	8	(1)
Other	(11)	2	(3)	(6)
Net (loss) income	$(25)	$28	$172	$191
Basic and diluted earnings per LP Unit(4)	$(0.13)	$0.04	$0.31	$0.44
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)	Based on long-term capital expenditure plans.
(4)	Average LP Units outstanding during the three and nine months ended September 30, 2014 totaled 143.3 million and 137.2 million, respectively (2013: 133.0 million and 132.9 million, respectively).

GENERATION AND FINANCIAL REVIEW ON A CONSOLIDATED AND PROPORTIONATE BASIS
The following table illustrates generation results for the three months ended September 30, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:
	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly- owned assets	Partially- owned assets	Equity- accounted investments	Total
Hydroelectric generation
United States	993	511	51	1,555	628	2,183
Canada	919	-	34	953	34	987
Brazil	539	15	16	570	63	633
	2,451	526	101	3,078	725	3,803
Wind energy
United States	66	38	-	104	136	240
Canada	152	-	-	152	-	152
Europe	-	70	-	70	104	174
	218	108	-	326	240	566
Other	14	-	-	14	-	14
Total generation - 2014	2,683	634	101	3,418	965	4,383
Total generation - 2013	3,935	362	118	4,415	739	5,154
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

The following table illustrates our financial results for the three months ended September 30, 2014, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$214	$62	$-	$276	$66		$342
Other income	3	-	-	3	-		3
Share of cash earnings from equity-
accounted investments	-	-	10	10	-		10
Direct operating costs	(94)	(15)	-	(109)	(23)		(132)
Adjusted EBITDA(1)	123	47	10	180	43		223
Interest expense - borrowings	(71)	(19)	-	(90)	(16)		(106)
Management service costs	(14)	-	-	(14)	-		(14)
Current income taxes	(5)	-	-	(5)	-		(5)
Preferred equity	(10)	-	-	(10)	-		(10)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(27)	(2)	(27)
Funds from operations - 2014(1)	$23	$28	$10	$61	$-		$61
Funds from operations - 2013(1)	$75	$26	$7	$108	$-		$108
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.

The following table illustrates generation results for the nine months ended September 30, 2014 on a proportionate basis, while adjusting for the share from facilities in which we own less than 100%:
	Proportionate				Third party interests	Consolidated
GENERATION (GWh)(1)	Wholly- owned assets	Partially- owned assets	Equity- accounted investments	Total
Hydroelectric generation
United States	3,890	1,734	167	5,791	2,068	7,859
Canada	3,709	12	65	3,786	70	3,856
Brazil	2,265	49	58	2,372	204	2,576
	9,864	1,795	290	11,949	2,342	14,291
Wind energy
United States	254	148	-	402	538	940
Canada	731	-	-	731	-	731
Europe(2)	-	237	-	237	355	592
	985	385	-	1,370	893	2,263
Other	155	-	-	155	-	155
Total generation - 2014	11,004	2,180	290	13,474	3,235	16,709
Total generation - 2013	12,835	1,247	370	14,452	2,502	16,954
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.
(2)
We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 has been recorded in the second quarter.

The following table illustrates our financial results for the nine months ended September 30, 2014, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

	Proportionate				Third party
					Interest		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS)	assets	assets	investments	Total
Revenues	$868	$209	$-	$1,077	$219		$1,296
Other income	8	-	-	8	-		8
Share of cash earnings from equity-
accounted investments	-	-	25	25	-		25
Direct operating costs	(288)	(41)	-	(329)	(57)		(386)
Adjusted EBITDA(1)	588	168	25	781	162		943
Fixed earnings adjustment(2)	-	11	-	11	-		11
Interest expense - borrowings	(211)	(52)	-	(263)	(46)		(309)
Management service costs	(38)	-	-	(38)	-		(38)
Current income taxes	(16)	(2)	-	(18)	(1)		(19)
Preferred equity	(29)	-	-	(29)	-		(29)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(115)	(3)	(115)
Funds from operations - 2014(1)	$294	$125	$25	$444	$-		$444
Funds from operations - 2013(1)	$339	$99	$19	$457	$-		$457
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)
The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)	Represents third party interests’ funds from operations.